P.E.
2-28-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02017499

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2002

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-___________.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

QUEBECOR MEDIA

February 15, 2002

For immediate release

QUEBECOR MEDIA INC. ANNOUNCES Q4 AND 2001 RESULTS

Montreal, Quebec – Quebecor Media Inc.'s revenues in the 2001 financial year totalled $1.84 billion, compared with $1.24 billion in the previous financial year. Operating income was $408.9 million in 2001, compared with $195.8 million in 2000. The increases mainly reflect the inclusion of Vidéotron ltée and TVA Group in the consolidated results. As at December 31, 2001, Quebecor Media had $207.8 million in cash on hand and unused credit facilities totalling $275 million, providing it with ample financial manoeuvring room in the conduct of its activities.

In the fourth quarter of 2001, Quebecor Media Inc. recorded revenues of $599.4 million, compared with $344.9 million in the same period of 2000. Operating income increased substantially from $59.7 million in the fourth quarter of 2000 to $166.1 million in the same period of 2001, for the reasons noted above.

Cable TV

The Cable TV segment's contribution to revenues was $476.5 million during the period of May through December 2001, or $709.6 million on a pro forma basis. Its contribution to operating income was $183.1 million during the same period, or $271.9 million on a pro forma basis. On a comparable basis, Vidéotron's revenues increased by $50.6 million, or 7.7%, in 2001 over its year 2000 revenues of $659.0 million. Operating income, which was $234.9 million in 2000, increased by $37.0 million, or 15.8%. The strong performance was the result of successful rationalization measures implemented during the year. The loss of subscribers to basic analog service was offset by the growth of value-added services, such as the *illico* interactive digital television service, pay-per-view and new French-language channels. The impressive performance of the high-speed cable Internet access service also contributed to the segment's higher business volume and improved profitability; the subscriber base for high-speed Internet service grew 63% during 2001 and stood at 228,000 at year's end.

In the fourth quarter of 2001, Vidéotron ltée recorded revenues of $180.0 million and operating income of $70.6 million. On a comparable basis, Vidéotron's revenues of $170.5 million in the fourth quarter of 2000 increased by $9.5 million, or 5.6%, in 2001. Operating income, which was $58.2 million in the fourth quarter of 2000, increased by $12.4 million, or 21.2%, in the same period of 2001. Enhanced profitability was also reported: the operating margin rose to 39.2% from 34.2% in the fourth quarter of 2000.

Newspapers

In 2001, Sun Media Corporation's revenues totalled $838.1 million, a decrease of 1.4% from revenues of $850.1 million in 2000, essentially due to lower circulation revenues. Advertising revenues were stable. The Newspaper segment's operating income was $200.8 million in 2001, compared with $205.3 million in 2000, a 2.2% decrease caused by lower revenues and higher newsprint prices in the first three quarters of the year. These however were partially offset by the positive impact on operating income of rationalization measures which are expected to generate annual savings of $28 million.

In the fourth quarter of 2001, the Newspaper segment's revenues totalled $221.5 million, compared with $224.4 million in the same period of 2000. The segment's fourth-quarter operating income rose 18.6% from $57.6 million in 2000 to $68.3 million in 2001 as a result of the rationalization program implemented during the year and the decline in newsprint prices at the end of the year. The operating margin stood at 30.8% in the fourth quarter of 2001, compared with 25.7% in the same quarter of 2000. The improvement testifies to the effectiveness of the operating cost containment process.

Broadcasting

The Broadcasting segment's revenues for the 2001 financial year totalled $153.6 million, or $361.7 million on a pro forma basis, compared with $59.9 million in 2000. Operating income in the segment was $28.0 million in 2001, or $68.8 million on a pro forma basis, compared with an operating loss of $3.4 million in 2000. The higher revenues and operating income mainly reflect the inclusion of TVA Group in the consolidated results for the period of September through December and TQS's improved operating results during the months in which it was included in the Company's consolidated financial statements.

The Broadcasting segment recorded revenues of $88.2 million in the fourth quarter of 2001, compared with $20.5 million in 2000. Its operating income rose to $23.7 million from $1.1 million in the same quarter of the previous year. The marked improvement resulted from the inclusion of TVA Group's results.

Leisure and Entertainment

In 2001, revenues in the Leisure and Entertainment segment were $260.1 million, compared with $225.4 million in the previous year. The 15.4% increase in business volume was due to acquisitions made in 2000 and stronger sales of books and musical instruments at Archambault stores. The segment's operating income totalled $28.8 million in 2001, compared with $17.9 million in 2000, a 61.1% increase. The excellent performance was due primarily to the inclusion of the results of Le SuperClub Vidéotron from its acquisition on October 23, 2000, and to markedly improved profitability in the Magazines and Music segments.

Fourth-quarter revenues in the Leisure and Entertainment segment totalled $79.5 million in 2001, compared with $77.6 million in 2000. Fourth-quarter operating income increased from $9.4 million in 2000 to $10.3 million in 2001.

Business Telecommunications

Vidéotron Télécom's revenues, which are included in Quebecor's consolidated financial statements from November 2001, totalled $14.6 million. The segment's operating income during the period was $4.1 million. During the 2001 financial year as a whole, the Business Telecommunications segment posted strong growth over its year 2000 results. On a comparable basis, Vidéotron Télécom's revenues rose $14.2 million, or 17.3%, to $96.7 million. Its operating income increased fivefold from $4.5 million in 2000 to $23.5 million in 2001. The improvement in operating income resulted from effective cost containment and reduced operating expenses.

Web Integration/Technology

Nurun Inc.'s revenues were $129.1 million in the 2001 financial year, virtually unchanged from revenues of $127.5 million in 2000. In 2001, however, the businesses acquired in 2000 contributed to Nurun's revenues for the entire year. Nurun recorded an operating loss of $15.4 million in 2001, compared with operating income of $146,000 in 2000. The results reflect challenging business conditions in the e-commerce market and lower operating income generated by subsidiary Mindready. During 2001, Nurun and its subsidiary Mindready launched a rationalization program which led to non-recurring charges but will streamline the cost structure.

In the last quarter of 2001, the Web Integration/Technology segment's revenues were $20.8 million, compared with $37.3 million in the same period of 2000. The decrease was caused by the difficult market environment. The operating loss was $6.6 million, compared with $4.6 million in the last quarter of 2000.

Internet/Portals

In 2001, the Internet/Portals segment's revenues were $27.4 million, compared with $11.6 million in 2000. The dramatic increase was mainly due to the inclusion of Netgraphe's results for the full year in 2001. The operating loss was $21.5 million, compared with $21.6 million in 2000. During 2001, Netgraphe refocused its operations and implemented a multi-phase rationalization plan.

In the fourth quarter of 2001, the segment generated revenues of $7.4 million, compared with $6.3 million in the same period of 2000. The operating loss was $4.3 million in 2001, compared with $4.1 million in the same quarter of 2000.

Accounting Policies

The Company will have to make certain changes to its accounting policies in 2002 to bring them into line with new Canadian Institute of Chartered Accountants (CICA) accounting standards. Starting in 2002, the goodwill of each of the Company's operating units must be tested for impairment annually, and the Company will be required to measure the amount of a goodwill impairment loss to be recognized, if any. A portion of the goodwill recorded for the Cable TV segment at the time of the acquisition of Groupe Vidéotron may have to be written down in 2002 as a result of the new standards. According to management's estimates and hypotheses, the amount of the write-down may total between $1.5 billion and $2.0 billion. An amount between $0.8 billion and $1.1 billion, net of non-controlling interest, may therefore be charged to opening retained earnings.

Operating income

The Company defines operating income (or loss) as earnings (or loss) before depreciation, amortization, write-down of goodwill, financial expenses, reserves for restructuring of operations and other special charges, gains on sale of shares of a subsidiary and of a portfolio investment, gains on dilution from the issuance of capital stock by subsidiaries, and income taxes. Special charges include the mark-to-market of temporary investments and other assets, as well as non-monetary compensation charges. Equity income (or loss) from non-consolidated subsidiaries, dividends on preferred shares of subsidiaries, and non-controlling interest are not considered in the computation of operating income.

Operating income (or loss) is not a measure of results that is consistent with generally accepted accounting principles. The Company uses net income (or loss), a measure that is consistent with generally accepted accounting principles, to analyze its results. It also uses operating income to facilitate year-over-year comparison of results, since operating income excludes unusual items that are not readily comparable from year to year. Operating income is a widely used measure in the Company's lines of business.

Forward-looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company's products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

The Company

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSE: QBR.A, QBR.B), has operations in Canada, the United States, Chile, France, Spain, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web technology and integration (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), books and magazines (Publicor and TVA Publishing Inc.), retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Vidéotron Télécom ltée).

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Information:

Claude Hélie
Executive Vice President
and Chief Financial Officer
Quebecor Inc.
(514) 380-1948

Luc Lavoie
Executive Vice President, Corporate Affairs
Quebecor Inc.
(514) 380-1974
(514) 236-8742 (cell)
lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By: Claudine Tremblay
Director, Corporate Services and
Assistant Corporate Secretary

Date: February 15, 2002